Exhibit 99.1

Re-Financing of Existing Credit Facility and Partial Redemption of Bonds by HLGE

Singapore, Singapore – March 20, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that it has entered into a new facility agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd., Singapore Branch, to refinance part of its existing S$21.5 million unsecured, multi-currency revolving credit facility which matured on March 20 2009. The new unsecured, multi-currency revolving credit facility has a committed aggregated value of S$16.5 million and is for a one-year duration.

On February 18, 2009, the Company announced that its wholly-owned subsidiary Venture Lewis Limited (“VLL”) had entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) to refinance part of the zero coupon unsecured non-convertible bonds issued by HLGE (“Bonds”) due to mature on July 3, 2009. The amount of the outstanding Bonds held by VLL to be redeemed on maturity is S$103,895,294 comprising S$87,010,673 in principal amount of the Bonds plus a gross redemption yield of S$16,884,621. HLGE has announced that it would be partially redeeming S$9.0 million in principal amount of the outstanding Bonds on March 23, 2009. Arising from the said redemption, China Yuchai will receive approximately S$10.5 million comprising the principal amount of the Bonds plus an early redemption premium.

The new facility and redemption monies to be received from HLGE will be used to finance the Company’s general working capital requirements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com